EXHIBIT 31.4

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

<u>CERTIFICATION</u>

I, Teresa A. Herbert, certify that:

1. I have reviewed this annual report on Form 10-K/A Amendment No. 1 of Independence Holding Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Date: March 16, 2020

<u>/s/ Teresa A. Herbert</u>
Teresa A Herbert
Senior Vice President and Chief Financial Officer